PERSONALIS, INC.

1330 O’Brien Drive

Menlo Park, CA 94025

June 17, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	James Giugliano
Craig Arakawa
Michael Killoy
Brigitte Lippmann

Re:	Personalis, Inc.
Registration Statement on Form S-1, as amended (File No. 333-231703)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Personalis, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (as amended to date, the “Registration Statement”) and declare the Registration Statement effective as of 4:00 p.m. Eastern time, on June 19, 2019, or as soon thereafter as possible, or at such other time as the Registrant may request by telephone to the Staff. The Registrant hereby authorizes each of Michael Tenta and Peter Mandel of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Michael Tenta of Cooley LLP at (650) 843-5636 or, in his absence, Peter Mandel of Cooley LLP at (415) 693-2102.

Under separate cover, you will receive today a letter from the managing underwriters of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

[Signature page follows]

Very truly yours, Personalis, Inc.

/s/ John West
By:	John West
Title:	President and Chief Executive Officer

[Signature Page to Acceleration Request]